Exhibit 99.1

Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data

CRH is committed to the health and safety of its employees and in providing an incident free workplace. The Group maintains a comprehensive health and safety programme that includes extensive training for all employees and contractors, site inspections, emergency response preparedness, crisis communications training, incident investigation, regulatory compliance training and process auditing.

CRH’s US aggregate quarry and mine operations are subject to Mine Safety and Health Administration (MSHA) regulation under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation.

During the year ended 31 December 2011, none of our mining operations received written notice from MSHA of (i) a flagrant violation under section 110(b)(2) of the Mine Act; (ii) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of our mine health or safety hazards under section 104(e) of the Mine Act; or (iii) the potential to have such a pattern. For the year ended 31 December 2011, we experienced no mining-related fatalities.

The information in the table below reflects citations and orders MSHA issued to CRH during the year ended 31 December 2011, as reflected in our records. The data in our system may not match or reconcile with the data MSHA maintains on its public website. In evaluating this information, consideration should also be given to factors such as: (i) the number of citations and orders may vary depending on the size and operation of the mine, (ii) the number of citations issued may vary from inspector to inspector and mine to mine, and (iii) citations and orders may be contested and appealed, and in that process, may be reduced in severity and amount, and may be dismissed.

Mine ID Number (1)	Mine or Operating Name(2)	Section 104 Significant and Substantial Citations (3)	Section 104(b) Orders (4)	Section 104(d) Citations and Orders (5)	Section 107(a) Orders (6)	Proposed MSHA Assessments (Dollar value in thousands) (7)	Pending Legal Actions (8)	Legal Actions Initiated During Period	Legal Actions Resolved During Period
1700002	C636-Sidney Crushing Facility	0	0	0	0	0.4	0	0	0
1700218	Wells Quarry C624	0	0	0	0	0	0	0	0
1700582	Poland Crushed Stone C610	0	0	0	0	0	0	0	0
1700605	Keller Pit C625	0	0	0	0	0	0	0	0
1700666	Pike Industries	0	0	0	0	0.1	0	0	0
1700722	Portable Sand Screen 001692	0	0	0	0	0.1	0	0	0
1700794	Spring St Quarry C606	0	0	0	0	0	0	0	0
1700866	Prospect Quarry-C646	0	0	0	0	0	0	0	0
1700877	New Vineyard	0	0	0	0	0	0	0	0
2700003	Lebanon Crushed Stone C623	0	0	0	0	2.4	1	1	1
2700052	Campton Sand & Gravel C616	0	0	0	0	0.2	0	0	0
2700061	Gorham Sand & Gravel C619	0	0	0	0	0.2	0	0	0
2700073	Farmington Pit & Mill C618	0	0	0	0	0.1	0	0	0
2700128	Madbury Pit C629	0	0	0	0	0.2	0	0	0
2700132	Pike Industries Inc C628	0	0	0	0	0	0	0	0
2700158	Twin Mountain Sand & Gravel (C609)	0	0	0	0	0	0	0	0
2700192	Hooksett Crushed Stone C607	0	0	0	0	0	0	0	0
2700276	Portable Sandscreen C659	0	0	0	0	0	0	1	1
2700289	LA Drew – Portable Plant	0	0	0	0	0	0	0	0
2700305	Portable Sandscreen C650	0	0	0	0	0	0	0	0
2700313	Belmont Sand & Gravel (C627)	0	0	0	0	0	0	0	0
2700338	Columbia Sand & Gravel-Wash Plant	3	0	0	0	1.0	0	0	0
2700379	Viper – Portable Screen	0	0	0	0	0	0	0	0

4300105	Waterford Crushed Stone C603	1	0	0	0	0.8	0	0	0
4300185	Haven Crushed Stone C600	0	0	0	0	0	0	0	0
4300589	Portable Power Screen 01631	0	0	0	0	0	0	0	0
4300628	Pike Industries Inc-C604	0	0	0	0	0	0	0	0
4300642	Pike Industries C601	0	0	0	0	0	0	0	0
4300643	Pike Industries Inc-C608	0	0	0	0	0	0	0	0
4300679	Pike Industries -Wash Plant 634	0	0	0	0	0	0	0	0
4300690	Pike Industries C654/664 Crusher	0	0	0	0	0	0	0	0
4300715	Pike Industries Wash Screw-Danby	0	0	0	0	0	0	0	0
1900007	Dracut Plant	2	0	0	0	1.1	1	1	0
1900046	Acushnet Quarry	0	0	0	0	0.3	0	0	0
1900075	Keating Quarry and Mill	1	0	0	0	1.2	1	1	0
3700002	Cranston Quarry	0	0	0	0	0.7	1	1	0
3003452	East Kingston	0	0	0	0	0.7	0	0	0
1900469	Pittsfield Sand & Gravel Inc	0	0	0	0	0.5	0	0	0
3000013	South Bethlehem	0	0	0	0	0	0	0	0
3000014	Kingston Plant #3	0	0	0	0	0	0	0	0
3000025	Pattersonville Plant #61	0	0	0	0	0.2	0	0	0
3000043	Cropseyville Plant #5	0	0	0	0	0.1	0	0	0
3000100	Bridgeville Plant #70	0	0	0	0	0.9	0	0	0
3000101	Fosterdale Plant #73	0	0	0	0	0	0	0	0
3000110	Oxbow Pit 41	0	0	0	0	0	0	0	0
3000113	Madison Mine	0	0	0	0	0	0	0	0
3000985	Valente Sand & Gravel	0	0	0	0	0	0	0	0
3002253	Maybrook Materials Plant #80	0	0	0	0	0	0	0	0
3002312	Ogdensburg Stone & Asphalt	0	0	0	0	0	0	0	0
3002496	Callanan Pit	0	0	0	0	0	0	0	0
3002654	Dyer Pit	0	0	0	0	0	0	0	0
3002684	Tilleys Pit	0	0	0	0	0	0	0	0
3002697	Schroon Lake Operation	0	0	0	0	0	0	0	0
3002954	Cropseyville Plant 8	0	0	0	0	0	0	0	0
3003029	Ravena Plant #2	0	0	0	0	0.2	0	3	3
3002983	Schodack Pit - Plant 58	0	0	0	0	0	0	0	0
3002910	Avon Plant	0	0	0	0	0	0	0	0
3002764	Mendon Plant	0	0	0	0	0.1	0	0	0
3001130	Newark Plant	0	0	0	0	0.2	0	0	0
3002754	Howard Plant	0	0	0	0	0.1	0	0	0
3000214	Bath Plant	0	0	0	0	0.2	0	0	1
3001141	Ogden Plant	0	0	0	0	0.1	0	0	0
3000022	Brockport Plant	0	0	0	0	0.1	0	0	0
3000034	Gates Plant	0	0	0	0	0.1	0	0	0
3000032	Leroy Plant	0	0	0	0	0.2	0	1	1
3001254	Manchester Plant	0	0	0	0	0.2	1	1	0
3000033	Penfield Plant	0	0	0	0	0.2	0	0	0
3000035	Walworth Plant	0	0	0	0	0.3	1	1	0
3000082	Clinton Point Quarry & Mill	0	0	0	0	0.5	0	0	0

3001692	Empire Sand & Gravel	0	0	0	0	0	0	0	0
3000075	Haverstraw Quarry & Mill	2	0	0	0	4.1	1	1	1
3000074	Tomkins Cove Quarry	0	0	0	0	0	0	0	0
3000083	West Nyack Quarry	1	0	0	0	2.1	1	1	1
2800670	Byram Aggregates	0	0	0	0	0.1	1	1	1
2800490	Certified Quarry	0	0	0	0	0	0	0	0
2800035	Clifton Quarry	0	0	0	0	0	0	0	0
2800994	Landing Quarry	0	0	0	0	0	0	0	0
2800014	Millington Quarry & Mill	0	0	0	0	0	0	0	0
2800026	MT Hope Quarry	2	0	0	0	3.2	1	1	0
2800541	Oxford Quarry & Mill	4	0	0	0	0.5	0	0	0
2800024	Pompton Lakes Quarry	1	0	0	0	0.3	1	1	1
2800030	Prospect Park Quarry & Mill	1	0	0	0	0.2	1	1	0
2800757	Ringwood Quarry	0	0	0	0	0	0	0	0
2800001	Riverdale Quarry	0	0	0	0	0.4	0	0	0
600251	Granby Notch Pit	0	0	0	0	0	0	0	0
600654	Griswold Sand & Gravel	0	0	0	0	0	0	0	0
600680	Groton Plant	0	0	0	0	0	0	0	0
600224	Tilcon Manchester Quarry	0	0	0	0	0	0	0	0
600677	Montville Plant	0	0	0	0	0	0	0	0
1900338	Monson Sand & Gravel	0	0	0	0	0	0	0	0
600022	New Britain Quarry	0	0	0	0	0.5	1	1	0
600003	Tilcon Newington Quarry	0	0	0	0	0.2	0	0	0
600012	North Branford Quarry	0	0	0	0	0.8	0	0	0
600345	Southington Pit & Plant	0	0	0	0	0.2	0	0	0
1901045	Southwick Sand & Gravel	0	0	0	0	0	0	0	0
600013	Wallingford Quarry	0	0	0	0	0.1	0	0	0
600015	Wauregan Quarry	1	0	0	0	0.6	1	1	0
3300167	Tri County Limestone Company	0	0	0	0	0	0	0	0
3300129	Belle Center Plant	0	0	0	0	0	0	0	0
3300149	Shelly Materials Inc York Center	0	0	0	0	0.1	0	0	0
3300079	Hardin Quarry	0	0	0	0	0	0	0	0
3304493	Forest Quarry	0	0	0	0	0.3	0	0	0
3301659	Shelly Materials Inc Springfield	0	0	0	0	0	0	0	0
3300049	East Liberty Quarry	0	0	0	0	0	0	0	0
3300103	Auglaize Plant	0	0	0	0	0	0	0	0
3300087	Celina Quarry	0	0	0	0	0.2	0	0	0
3300104	Lime City Quarry	0	0	0	0	0	0	0	0
3300102	Maumee Quarry	0	0	0	0	0.1	0	0	0
3300105	Portage Quarry	0	0	0	0	0.3	0	0	0
3302696	Rocky Ridge Quarry	0	0	0	0	0	0	0	0
3300169	Scott Quarry	0	0	0	0	0	0	0	0
3300181	Wyandot Dolomite - Carey Plant	2	0	0	0	1.6	0	0	0
3300091	White Rock Quarry	1	0	0	0	0	0	0	0
1200058	Bryant Quarry	0	0	0	0	0	0	0	0
1100298	Rockford	0	0	0	0	0	0	0	0
3302913	Allied Corporation Inc	0	0	0	0	0.3	0	0	0

3301526	Jefferson Materials Co	0	0	0	0	0.3	0	0	0
3301661	Shalersville North Plant	2	0	0	0	1.4	0	0	0
3304195	Petersburg	1	0	0	0	0.2	0	0	0
3301471	St. Louisville Plant	0	0	0	0	0.2	0	0	0
3300042	Fultonham Plant	0	0	0	0	0	0	0	0
3304444	Willow Island Plant	0	0	0	0	0.2	0	0	0
3301408	Coshocton Plant	0	0	0	0	0	0	0	0
3304581	Portland Plant	0	0	0	0	0	0	0	0
3302784	Columbus Limestone Quarry	0	0	0	0	0.2	0	0	0
3300097	Marble Cliff Quarry	1	0	0	0	0.2	0	0	0
3304657	Columbus Limestone	0	0	0	0	0.4	0	0	0
3300168	Shelly Materials Inc Ostrander Quarry	0	0	0	0	0	0	0	0
3301480	Lockbourne Plant	0	0	0	0	0	0	0	0
3301438	Shelly Materials Inc Dresden PL	0	0	0	0	0	0	0	0
3304334	Alexandria Plant	0	0	0	0	0	0	0	0
3304233	Shelly Materials Inc Chillicothe	0	0	0	0	0.3	0	0	0
3303935	Shelly Materials Inc Lancaster	0	0	0	0	0.1	0	0	0
3301627	Shelly Materials Inc Racine Plant	0	0	0	0	0	0	0	0
2000041	Ottawa Lake Quarry	0	0	0	0	0	0	0	0
2000042	Maybee Quarry	0	0	0	0	0.1	0	0	0
2002595	100th Street	0	0	0	0	0	0	0	0
2002902	Newport	0	0	0	0	0	0	0	0
2002934	Denniston Quarry	0	0	0	0	0	0	0	0
2002995	Patterson Road	0	0	0	0	0.1	0	1	1
2003051	South Kent Portable Plant	0	0	0	0	0	0	0	0
2003090	Moscow	1	0	0	0	0.3	0	0	0
2002949	Zeeb Road	0	0	0	0	0.2	0	0	0
3600023	E. Petersburg Quarry	0	0	0	0	0.4	0	0	0
3608148	Fiddler’s Elbow Quarry	0	0	0	0	0.7	0	0	1
3600513	Fontana Quarry	0	0	0	0	0	0	0	0
3604291	Hummelstown Quarry	2	0	1	0	2.3	1	1	0
3600074	Landisville Quarry	0	0	0	0	0	0	0	0
3609058	Millard Quarry	20	0	0	0	13.8	0	17	17
3603215	Mt. Holly Quarry	0	0	0	0	0	0	0	0
3600032	Newport Quarry	0	0	0	0	0	0	0	0
3609272	Penn Township Quarry	1	0	0	0	0.5	0	0	0
3600039	Prescott Quarry	1	0	0	0	0.2	0	0	0
3600212	Silver Springs Quarry	1	0	0	0	0.2	0	1	2
3600246	Summit Station Quarry	0	0	0	0	0	0	0	0
3603432	Thomasville Mine	6	0	0	0	4.6	0	0	2
3600048	Pittson Quarry	0	0	0	0	0	0	0	0
3608573	Small Mountain Quarry Inc.-Salem Sand	0	0	0	0	0	0	0	0
3608033	Sm. Mountain Quarry Inc.	4	0	0	0	1.7	0	0	0
700059	Bay Road Plant #7	0	0	0	0	0	0	0	0

700093	Tarburton Pit	1	0	0	0	0.2	0	0	3
1500001	Valley Stone	1	0	0	0	2.3	0	0	0
1500098	Mountain Materials, Inc.- Carter	4	0	0	0	7.8	1	1	0
1517312	Mountain Materials, Inc. - Grassy Stone	1	0	0	0	0.4	0	0	0
1500213	Elkhorn Stone	0	0	0	0	0.2	0	0	0
1500056	Mountain Aggregates, Inc., Pine Mountain	13	0	0	0	23.4	2	0	0
4407168	Dickensonville Plant	0	0	0	0	0.2	0	0	0
4400165	Castlewood Plant	9	0	3	0	9.6	0	0	0
4400164	Glade Stone Plant	6	0	0	0	6.8	0	0	0
4406371	Mouth of Wilson Plant	6	0	0	0	4.8	0	0	0
4404924	Saltville Stone Plant	0	0	0	0	0	0	0	0
4405372	Rural Retreat Plant	0	0	0	0	0	0	0	0
4603727	Kelly Mountain Quarry	2	0	0	0	0.4	0	0	0
3100400	Waynesville Quarry	1	0	0	0	0.8	0	0	0
3102061	Hayesville Quarry	2	0	0	0	0.8	1	1	1
3100557	Dillsboro Quarry	5	0	0	0	18.4	0	5	6
3102138	Cherokee Co Quarry	0	0	0	0	2.2	1	1	0
3100015	Tubbmill Quarry	0	1	0	0	0.3	0	0	0
3102039	Mission Quarry	0	0	0	0	0	0	0	0
3102164	Massey Branch Quarry	0	0	0	0	0	0	0	0
3100014	Oldcastle Industrial Minerals Inc.	6	3	0	0	8.3	6	6	0
4001946	Harrison Sand Company	3	0	0	0	1.0	0	0	0
3101354	Candor Sand Pit	2	0	0	0	0.6	0	0	6
4407050	Foster Sand Plant	0	0	0	0	0	0	0	0
E-869	Contractor	0	0	0	0	0	0	0	0
102140	Alexander City	2	0	0	1	2.2	2	2	0
901204	Warren County Quarry	0	0	0	0	0	0	0	0
901024	Cartersville	0	0	0	0	0	0	0	0
901169	Lithonia Quarry	0	0	0	0	0	0	0	0
901152	Mulberry Quarry	1	0	0	0	0.5	0	0	0
103083	Opelika Quarry	1	0	0	0	0.7	2	2	0
901039	Ringgold Quarry	0	0	0	0	0	0	0	0
102727	Tarrant Quarry	0	0	0	0	0	0	0	0
4000060	Tiftonia Quarry	0	0	0	0	0.1	0	0	0
103264	Wedowee Quarry	0	0	0	0	0.3	0	0	0
800526	Golden Gate Quarry	0	0	0	0	0.0	0	0	6
801243	Laurel Shell Pit	0	0	0	0	0.0	0	0	0
103380	Calera	0	0	0	0	0.0	0	0	0
2302157	Brickeys Stone	2	0	0	0	1.3	0	0	0
301948	White Oaks Sand & Gravel	0	0	0	0	0	0	0	0
2200717	Scribner Pit	0	0	0	0	2.2	1	1	0
2200784	Tremont Pit	0	0	0	0	0.1	0	0	1
2200219	Blackhawk Pit and Plant	0	0	0	0	0.5	0	0	0

2200122	Bowlin Pit	0	0	0	0	0	0	0	0
4003099	Crump Gravel Pit	0	0	0	0	0	0	0	0
0300040	Valley Springs Quarry	4	0	0	0	2.3	0	2	3
0300437	Avoca Quarry & Plant	0	0	0	0	0	0	0	0
0301583	Sharps Quarry & Plant	0	0	0	0	0	0	1	3
0301807	Hindsville Quarry & Plant	0	0	0	0	0	0	0	0
0301895	North Harrison Quarry	0	0	0	0	0.1	0	0	0
0301899	Portable #1 Plant 1200	1	0	0	0	0.7	0	0	0
0301921	Portable #2 Plant 1400	1	0	0	0	0.4	0	0	0
2302183	Bella Vista Quarry & Plant	0	0	0	0	0	0	0	0
2302138	Branson Quarry	2	0	0	0	0.6	0	0	0
2302315	Anderson Quarry	0	0	0	0	0	0	0	0
2302320	Lanagan Quarry	0	0	0	0	0	0	0	0
3400025	Nowata (Bellco #1)	1	0	0	0	0.2	0	0	0
3400040	Pawhuska Quarry (Bellco #4)	3	0	0	0	5.0	0	0	0
3400050	East Quarry	0	0	0	0	0.3	0	0	0
3400052	Bartlesville Quarry (Bellco #6)	0	0	0	0	0	0	0	0
3400407	Dewey Quarry (Bellco #3)	0	0	0	0	0.2	0	0	0
3400410	Claremore Quarry (Bellco #2)	0	0	0	0	0	0	0	0
3400893	J-6 Quarry	0	0	0	0	0.3	0	0	0
3402065	Fisher Quarry	0	0	0	0	0	0	0	0
0300379	Arkhola Dredge & Plant	0	0	0	0	0.2	0	0	0
0300429	Jenny Lind Quarry & Plant	0	0	0	0	0.5	0	0	2
0301462	Preston Quarry & Plant	1	0	0	0	0.4	0	0	4
0301930	North Custer Quarry	1	0	0	0	0.4	0	0	0
0302014	Bonanza Quarry	0	0	0	0	0	0	0	0
3400394	Muskogee Dredge	7	0	0	0	11.2	0	0	0
3401130	Arkhola-Roberts Quarry	0	0	0	0	0	0	0	1
3401761	OKAY MATERIALS	0	0	0	0	0.1	0	0	1
3401940	Spiro Quarry	0	0	0	0	0.1	0	0	0
4104124	973 Pit	0	0	0	0	0.2	0	0	0
4104441	APAC-Texas, Inc.	0	0	0	0	0.4	0	0	0
4104468	Naruna Pit	0	0	0	0	0.2	0	0	0
1401704	Olathe Quarry	1	0	0	0	0.1	0	0	0
2301689	D R Crushing	2	0	0	1	2.6	1	1	0
2301148	Harrisonville Quarry	1	0	0	0	0.1	0	0	0
2302173	Bates City	0	0	0	0	0	0	0	0
2301961	Eagle I, portable plant	1	0	0	0	0.6	0	0	0
2302072	Gallatin Quarry	1	0	0	0	0.1	0	0	0
1400823	Louisburg Quarry	0	0	0	0	0.7	0	0	0
1401636	Gardner	0	0	0	0	0	1	1	0
1401642	Olathe Lone Elm Quarry	0	0	0	0	0.4	0	0	0
1401524	Shawnee Quarry	1	0	0	0	0.6	0	0	0
1401578	Bonner Springs Quarry	2	0	0	0	0.9	2	2	0

2301929	Portable Plant #1 KCN	2	0	0	0	0.4	0	0	0
2301930	Fast Pack 00116	0	0	0	0	0	0	0	0
2302399	Portable Plant #3 KCN	0	0	0	0	0	0	0	0
2301967	Linn Creek Quarry	1	0	0	0	0.1	2	0	0
2300097	Boonville Quarry	1	0	0	0	0.1	0	0	0
2300099	Marshall Quarry	1	0	0	0	0.2	0	0	0
2302303	Bagnell 13 Quarry	1	0	0	0	0.2	0	0	0
2302404	Pettis Plant 1	1	0	0	0	0.5	0	0	0
2301253	Marshall Junction Quarry	0	0	0	0	0	0	0	0
2300043	Defiance Plant	1	0	0	0	0.3	0	0	0
2302286	Wright City Quarry	0	0	0	0	0.1	0	0	0
2301420	D Y L Quarry	0	0	0	0	0	0	0	0
2302109	Prestage Quarry	0	0	0	0	0	0	0	0
2301917	Tightwad Plant	1	0	0	0	0.6	3	0	0
2302381	Portable Plant #4	0	0	0	0	0.4	0	0	0
2301915	Portable Plant #1	1	0	0	0	0.2	0	0	0
2301916	Port Plant #2	2	0	1	0	2.6	1	1	0
2302015	Portable Plant #3	1	0	0	0	1.3	0	0	1
1400501	Hutchinson Sand Plant	1	0	0	0	0.5	0	0	0
1400660	Hays Pit No A-2	0	0	0	0	0	0	0	0
1400699	Quartzite Quarry	3	0	0	0	2.5	0	0	0
1401207	Fulton Pit	0	0	0	0	0	0	0	0
1401255	Hays Pit No A-1	0	0	0	0	0	0	0	0
1401276	Hays Pit No A-3	0	0	0	0	0	0	0	0
1401334	Hartford Quarry	0	0	0	0	0.1	0	0	0
1401346	Kraus Pit	0	0	0	0	0	0	0	0
1401377	Wichita Sand Plant	0	0	0	0	0.1	0	0	0
1401425	Bieker Pit	0	0	0	0	0	0	0	0
1401441	Dodge City Sand Plant	1	0	0	0	0.2	0	0	0
1401468	Fall River Quarry	0	0	0	0	0	0	0	0
1401486	Hays Portable Plant #1	0	0	0	0	0	0	0	0
1401638	Hays Branch Portable 2	0	0	0	0	0	0	0	0
1401639	Moore Pit	0	0	0	0	0	0	0	0
1401649	Hays Portable Plant #3	0	0	0	0	0	0	0	0
1401669	Leiker Pit	0	0	0	0	0	0	0	0
1401684	Heavy Highway Portable #1	0	0	0	0	0	0	0	0
1100176	J-Plant	2	0	0	0	1.7	0	0	0
1301514	J-Plant (Portable)	0	0	0	0	0	0	0	0
1302370	A-Plant	2	0	0	0	0.4	0	0	0
1302050	Plant No 2 (X-Plant)	0	0	0	0	0	0	0	0
1302151	Geode Wash Plant	0	0	0	0	0.2	0	0	0
1300186	Hawkeye Wash Plant	0	0	0	0	0	0	0	0
1302389	Hawkeye Quarry Shop	0	0	0	0	0	0	0	0
1302248	Stripping Crew #3	0	0	0	0	0	0	0	0
1302360	Burlington Shop	0	0	0	0	0.2	0	0	0
1302056	Plant # 3	0	0	0	0	0	0	0	0
1300766	Spring Sand Plant	0	0	0	0	0.2	0	0	0

2100876	#0876 Dundas Wash Plant	0	0	0	0	0	0	0	0
2102959	Cedarapids Portable Jaw	1	0	0	0	0.6	1	3	0
2102961	#2961 Lippman Jaw-Portable	3	0	0	0	3.0	3	3	0
2103060	#3060 Hewitt Robins Crusher (Kasota)	0	0	0	0	0.3	0	0	0
2103343	#3343 North Star Wash Plant	0	0	0	0	0.1	0	0	0
2103385	#3385 El Jay Jaw	0	0	0	0	0	0	0	0
2103488	#3488 Fold & Go Pep Screener	0	0	0	0	0.4	0	0	0
2103503	#3503 El Jay Cone	1	0	0	0	0.3	1	2	0
2103504	#3504 Kolberg Wash Plant	0	0	0	0	0	0	0	0
2103530	#3530 Hydro Grid Screener	0	0	0	0	0	0	0	0
2103609	Stripping Crew	0	0	0	0	0	0	0	0
2103741	Cedarapids Classic 45 Cone Crusher	1	0	0	0	0	1	0	0
2103742	Svelda Wash Plant	1	0	0	0	0.5	1	1	0
1301202	North Des Moines Plant	0	0	0	0	0.2	0	1	1
1302342	OMG Midwest Shop	0	0	0	0	0	0	0	0
1300921	Vandalia Rd Plant	0	0	0	0	0.1	0	1	1
1301825	Strip #1	0	0	0	0	0	0	0	0
1302190	PRP #5	0	0	0	0	0.1	0	1	1
1302176	PWP #4	0	0	0	0	0.9	1	1	0
1301000	Lake View Shop	0	0	0	0	0.2	0	0	0
1302394	Lake View Boyer	0	0	0	0	0	0	0	0
1300620	Emmetsburg Pit	0	0	0	0	0.1	0	0	0
1302327	Van Meter Pit	0	0	0	0	0.2	0	0	0
1302306	Pleasant Hill	0	0	0	0	0	0	0	0
1302145	PWP #1	0	0	0	0	0	0	0	0
1301053	PWP #2	0	0	0	0	0	0	0	0
1300645	PWP #3	0	0	0	0	0	0	0	0
1300919	PWP #6	0	0	0	0	0.5	0	0	0
1302336	PWP #8	0	0	0	0	0	0	0	0
1300999	PCP #3	0	0	0	0	0	0	0	0
1302300	PCP #4	0	0	0	0	0.1	0	1	1
1301050	PCP #5	0	0	0	0	0	0	0	0
1302397	PCP #10	0	0	0	0	0.1	0	1	1
1302189	Stripping #2	0	0	0	0	0	0	0	0
1302322	PSP #6	0	0	0	0	0	0	0	0
1302323	PSP #7	0	0	0	0	0.2	0	0	0
1302331	PSP #8	0	0	0	0	0	0	0	0
2501231	Graske Pit #6	0	0	0	0	0.2	0	0	0
3901554	P.Q. 3144	0	0	0	0	0	1	0	1
3901550	P.Q. 47866	0	0	0	0	0	0	0	1
3901246	Centennial Quarry	0	0	0	0	0	0	0	0
3900180	Hot Springs Quarry	0	0	0	0	0.2	0	0	1
3900014	Rapid City Quarry	0	0	0	0	0.5	2	1	0
1000343	Kathleen Facility	0	0	0	0	0	0	0	0
1001912	Wyoming Facility	0	0	0	0	0	0	0	0
1001884	ICA Portable Crusher	0	0	0	0	0.2	0	0	0
3503044	Bethel Heights Portable Crusher	0	0	0	0	0	0	0	0

3500631	Ellendale Portable Crusher	1	0	0	1	0.1	0	0	0
3501002	Hilroy Facility	0	0	0	0	0.3	1	0	0
3500556	Valley Concrete & Gravel Portable Crusher	0	0	0	0	0	1	1	1
3501064	ESG Coburg Facility	0	0	0	0	0.6	0	0	0
3502705	ESG Corvallis Facility	0	0	0	0	0.2	0	0	0
3500484	ESG Eugene Facility	0	0	0	0	0	0	0	0
3503370	KP Portable Crusher	1	0	0	0	0.1	0	0	0
3503633	KP Portable Screen	0	0	0	0	0	0	0	0
3503325	KP Wash Plant	0	0	0	0	0	0	0	0
4501237	Auburn Facility	0	0	0	0	0.2	0	0	0
4503253	CWC Portable Crusher	1	0	0	0	0.7	0	0	0
4503623	CWC Portable Plant	0	0	0	0	0	0	0	0
4503554	CWC Portable Screen #1	0	0	0	0	0	0	0	0
4503452	CWC Portable Screen #2	0	0	0	0	0	0	0	0
4503391	CWC Portable Wash Plant	0	0	0	0	0.2	0	0	0
4503042	Rock Island Plant	0	0	0	0	0.1	0	0	0
3503426	Hermiston	0	0	0	0	0	0	0	0
4500730	Pasco Facility	2	0	0	0	0.3	0	0	0
4500572	Richland Plant	0	0	0	0	0	0	0	0
4500631	Toppenish Facility	1	0	0	0	6.0	0	0	0
4501118	Crestline Facility	0	0	0	0	0	0	0	0
4500560	Park Road Plant	0	0	0	0	0	0	0	0
4502709	Sullivan Road Facility	0	0	0	0	0	0	0	0
4503032	IAC Portable Crusher	0	0	0	0	0.3	0	0	0
4503588	CDC Portable Recycle Crusher	0	0	0	0	0	0	0	0
4503684	IAC Portable Screen Plant	0	0	0	0	0	0	0	0
4200884	Bauer Pit	0	0	0	0	0	0	0	0
4201452	Beck Street	0	0	0	0	0	0	0	0
4200410	Beck Street South	0	0	0	0	0	0	0	4
2600429	Boehler Pit	0	0	0	0	0	0	0	0
4202397	Staker/Parson Fast Pack	1	0	0	0	1.0	0	0	0
4200021	Keigley Quarry	0	0	0	0	0.2	0	0	3
4202130	Lehi Point East	0	0	0	0	0.2	0	0	5
4202282	Nebo Pit	0	0	0	0	0.1	0	0	1
CVE	Contractor	0	0	0	0	0	0	0	0
1001673	Dingle Pit	0	0	0	0	0	0	0	0
4200388	Mcguire	0	0	0	0	0.1	0	0	0
4200406	South Weber Pit	0	0	0	0	0	0	0	0
4200398	Brigham City Pit	0	0	0	0	0	0	0	0
4200364	Heber Binggeli Quarry	1	0	0	0	0	0	0	0
4202043	Point West Lehi	0	0	0	0	0.1	0	0	0
4202236	Francis	0	0	0	0	0	0	0	0
4202517	Beef Hollow	0	0	0	0	0	0	0	0
4201816	Little Mac	0	0	0	0	0	0	0	0
4202368	Highland	0	0	0	0	0	0	0	0
4202082	Big Mac	2	0	0	0	2.0	0	0	0
4202320	Hot Springs	1	0	0	0	0.2	0	0	0

4202354	Browns Canyon	0	0	0	0	0.1	0	0	0
4201874	Falcon Ridge	0	0	0	0	0	0	0	0
4202558	Portable #4	0	0	0	0	0	0	0	0
4202154	Bauer	0	0	0	0	0	0	0	0
4202294	Ekins Pit	0	0	0	0	0	0	0	0
4202006	Erda	0	0	0	0	0	0	0	0
4200402	Parson Hyrum Pit	0	0	0	0	0	0	0	0
4201857	Gomex	0	0	0	0	0	0	0	0
4201978	Lehi Peck	0	0	0	0	0	0	0	0
4201717	Portable #5	0	0	0	0	0	0	0	0
4202009	Portable #4	0	0	0	0	0	0	0	0
4202440	Trenton Pit	0	0	0	0	0	0	0	0
4202501	Backus pit	0	0	0	0	0	0	0	0
4202489	Elsinore Pit	0	0	0	0	0.3	0	0	0
4202490	Redmond Pit	0	0	0	0	0	0	0	0
4202007	Burdick Portable #1	0	0	0	0	0.1	0	0	0
4202214	Burdick Portable #2	0	0	0	0	0.1	0	0	0
4202348	Burdick Portable #3	0	0	0	0	0	0	0	0
4202430	Burdick Portable #4	0	0	0	0	0	0	0	0
4202460	Burdick Protable #5	1	0	0	0	1.0	0	0	0
4202561	Reynolds Portable	0	0	0	0	0	0	0	0
4202192	West Jordan Pit	0	0	0	0	0.2	0	0	0
4202381	West Valley Pit	1	0	0	0	0.5	1	1	0
201483	Ina Pit	1	0	0	0	0.2	0	0	0
202643	Green Valley	0	0	0	0	0	0	0	0
4202270	Cedar City Pit	0	0	0	0	0.1	0	0	0
4202099	Western Rock Fast Pack	2	0	0	0	0.3	2	2	0
4202267	Sorensen Pit	0	0	0	0	0.1	0	0	0
4202459	Paria	0	0	0	0	0.1	0	0	0
4201122	Big Water	0	0	0	0	0	0	0	0
4202407	WR Portable	0	0	0	0	0.1	0	0	0
4202278	Ft. Pierce	0	0	0	0	0	0	0	0
4202150	Panguitch Pit	0	0	0	0	0	0	0	0
4201572	Portable Crusher #1	0	0	0	0	0	0	0	0
4202264	Portable #3	0	0	0	0	0	0	0	0
2602394	Portable Wash Plant #1	0	0	0	0	0	0	0	0
4201089	Centerfield Wash Plant	0	0	0	0	0	0	0	0
1000326	Mt Home Wash Plant	0	0	0	0	0	1	0	2
3503437	Ontario Pit	0	0	0	0	0	0	0	0
1000604	City Transfer Plant	0	0	0	0	0	0	0	0
1000740	Eagle Pit	0	0	0	0	0	0	0	0
1001709	Rental Portable Screen Plant	0	0	0	0	0	0	0	0
1001976	Middleton Pit	0	0	0	0	0	0	0	0
1002055	Richfield Pit	0	0	0	0	0	0	0	0
1001704	Grandview Pit	0	0	0	0	0.3	0	0	0
1001742	MH Redi-Mix PP #2	0	0	0	0	0	0	0	0
1000313	Joplin Screening Plant	0	0	0	0	0	0	0	0
1001949	Linder Pit	0	0	0	0	0	0	0	0
1002035	Summit Stone Portable	0	0	0	0	0.1	0	0	3
4801735	Scale Number One	0	0	0	0	0.1	0	0	1
4801734	Scale Number Two	0	0	0	0	0.5	0	2	2

1002107	132 Portable Crusher	0	0	0	0	0.2	0	0	0
1001326	133 Crusher H-K Portable Plant	0	0	0	0	0.1	0	0	0
1001892	134 Crusher H-K Portable Plant	0	0	0	0	0	0	0	0
1002222	1700 Trac Screening Plant	0	0	0	0	0	0	0	0
1002142	43302 Power Screen	0	0	0	0	0	0	0	0
1002213	130 Portable Trakpactor/Screening Plant	0	0	0	0	0	0	0	0
2400497	Helena Sand & Gravel-Portable Wash Plant	0	0	0	0	0	0	0	0
2402140	Screen Plant	0	0	0	0	0.1	0	0	0
2401412	Helena Sand & Gravel Portable Crusher	0	0	0	0	0.1	0	0	0
2400785	Helena Sand & Gravel - Lake Helena Pit	0	0	0	0	0	0	0	0
2402078	Portable Wash Plant	0	0	0	0	0	0	0	0
2402267	Portable Colberg Screen	0	0	0	0	0	0	0	0
2402185	LS Jensen Screen Plant	0	0	0	0	0	0	0	0
2401820	LS Jensen Wash Plant	0	0	0	0	0	0	0	0
2401765	LS Jensen Portable Crusher	0	0	0	0	0	0	0	0
2401910	Blahnik Portable	0	0	0	0	0	0	0	0
4801189	Evans Wash Plant	0	0	0	0	0.1	0	0	0
4801141	Evans No 1 Pit	0	0	0	0	0	0	0	0
4801547	Small Crusher #1330	0	0	0	0	0	0	0	0
504858	Hidden Valley Plant	0	0	0	0	0	0	0	0
503178	CO Crusher	0	0	0	0	0.1	0	0	0
503510	Portable Wash Plant	0	0	0	0	0.1	1	1	1
504356	FCM Crusher 4	0	0	0	0	0	0	0	0
504484	CR 3	1	0	0	0	0.6	0	0	0
504832	San Antonio Crusher	0	0	0	0	0	0	0	0
2901073	NM Wash Plant	0	0	0	0	0	0	0	0
2901258	NM Crusher	1	0	0	0	1.5	0	0	0
2902262	FCM Crusher 2	0	0	0	0	0.2	0	0	0
2902306	FCM Wash Plant #2	0	0	0	0	0.1	0	0	0
504739	CR5	2	0	0	0	0.9	0	0	0
504740	CR6	0	0	0	0	0.3	0	0	0
504835	CR7	0	0	0	0	0	0	1	2
504836	CR8	0	0	0	0	0	0	0	0
504888	CR9	0	0	0	0	0.2	0	0	0
504887	CR10	0	0	0	0	0.1	0	0	0
504624	SP 2	0	0	0	0	0	0	0	0
504741	SP3	0	0	0	0	0.2	0	0	0
504834	SP4	0	0	0	0	0	0	0	0
501050	WP1	0	0	0	0	0.2	0	0	0
504585	WP2	1	0	0	0	0.2	1	1	1
2901667	Baca Pit	0	0	0	0	0.2	2	2	0
1900018	Oldcastle Stone Products	6	0	0	0	6.6	1	1	4
100034	Livlite Division	3	0	0	0	2.1	0	0	0
1600033	Gravelite Division	7	0	0	0	7.4	0	0	0
3101125	Lilesville Mine	2	0	0	0	3.9	5	4	0

3600627	York Quarries	0	0	0	0	0	0	0	0
3604254	Mid-Atlantic Quarry	1	0	0	0	0.1	0	0	0
3607856	Hanley Plant Quarries	1	0	0	0	0.2	0	0	0
3300500	Iberia Quarry	4	0	0	0	0.5	0	0	0
200181	Darling Mine	1	0	0	0	1.0	0	0	0
2900186	Crego Mine	4	0	0	0	0	0	1	1
	Total	239	4	5	3	251.9	68	99	111

(1) MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The information provided in this table is presented by mine identification number.

(2) The definition of mine under Section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine.

(3) Represents the total number of citations issued by MSHA, for violation of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated. If MSHA determines that a violation of a mandatory health or safety standard is reasonably likely to result in a reasonably serious injury or illness under the unique circumstance contributed to by the violation, MSHA will classify the violation as a “significant and substantial” violation.

(4) Represents the total number of orders issued, which represents a failure to abate a citation under section 104(a) within the period prescribed by MSHA.

(5) Represents the total number of citations and orders issued by MSHA of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards. These violations are similar to those described above, but the standard is that the violation could significantly and substantially contribute to the cause and effect of a safety or health hazard, but the conditions do not cause imminent danger, and the MSHA inspector finds that the violation is caused by an unwarranted failure of the operator to comply with the health and safety standards.

(6) Represents the total number of imminent danger orders issued under section 107(a) of the Mine Act. These orders are issued for situations in which MSHA determines an imminent danger exists in the quarry or mine and results in orders of immediate withdrawal of all persons (except certain authorised persons) from the area of the quarry or mine affected by its condition until the imminent danger and the underlying conditions causing the imminent danger no longer exist.

(7) Total dollar value of proposed assessments from MSHA under the Mine Act. These are the amounts of proposed assessments issued by MSHA with each citation or order for the time period covered by the reports. Penalties are assessed by MSHA according to a formula that considers a number of factors, including the mine operator’s history, size, negligence, gravity of the violation, good faith in trying to correct the violation promptly, and the effect of the penalty on the operator’s ability to continue in business.

(8) Pending legal actions before the Commission as required to be reported by Section 1503(a)(3)of the Dodd-Frank Act. Of the 68 pending legal actions: 9 are contests of citations and orders referenced in Subpart B of 29 CFR Part 2700; 58 are contests of proposed penalties referenced in Subpart C of 29 CFR Part 2700; and 1 is a complaint of discharge, discrimination or interference referenced in Subpart E of 29 CFR Part 2700. There are no complaints for compensation referenced in Subpart D of 29 CFR Part 2700; no applications for temporary relief referenced in Subpart F of 29 CFR Part 2700; and no appeals of judges’ decisions or orders to the Federal Mine Safety and Health Review Commission referenced in Subpart H of 29 CFR Part 2700.